October 5, 2016

Mr. Perry J. Hindin
 Senior Special Counsel
Ms. Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

RE:  Frequency Electronics, Inc., Preliminary Proxy Statement on Schedule 14A, Filed on August 30, 2016 (the “Proxy Statement”), File No. 001-08061

Dear Mr. Hindin and Ms. López:

I am the President and Chief Executive Officer of Frequency Electronics Inc. (the “Company”).  Set forth below are responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) included in your letter dated September 8, 2016.  For the convenience of the Staff each response has been numbered to correspond with the comments in the comment letter.

General

1. We note that the filing was tagged on EDGAR as a PRE14A. Please note for future reference that preliminary proxy statements related to a contested solicitation should be tagged as a PREC14A. Please refer to the Description of SEC Forms found on our website at https://www.sec.gov/info/edgar/forms/edgform.pdf.

The Company notes the Staff’s comment. On September 13, 2016, the Company entered into a settlement agreement with Privet Fund Management L.P., Privet Fund Management LLC, Ryan Levenson and General Lance W. Lord (collectively, the “Privet Group”).  In connection with the execution of the Settlement Agreement, the Privet Group terminated its pending proxy contest.  A copy of the settlement agreement and a Company press release announcing the Settlement each are attached as exhibits to a Form 8-K filed by the Company with the Commission on September 16, 2016.

2. In accordance with Rule 14a-6(a), please include a proxy card with your revised preliminary proxy statement.

In response to the Staff’s comment, a proxy card has been included as Appendix A to the Company’s revised proxy statement.

3. Please disclose the total amount estimated to be incurred and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A.

The Company notes the Staff’s comment.  As disclosed above, the Company is no longer engaged in a contested solicitation.  On page 4 of the revised proxy statement, the Company has disclosed the total amount expected to be incurred in connection with the uncontested solicitation.

4. Please disclose whether all nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act Rule 14a-4(d).

In response to the Staff’s comment, the Company has revised the proxy statement to disclose that all nominees have consented to being named in the proxy statement and to serve if elected.

The Company acknowledges that:  (i) it is responsible for the accuracy of the disclosure in our Proxy Statement, (ii) Staff comments to our Proxy Statement or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of our Proxy Statement; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff or require additional information, please contact the undersigned at (516) 794-4500 or Dennis Block at (212) 801-2222.

Sincerely,

/s/ Martin B. Bloch
Martin B. Bloch
President and Chief Executive Officer

cc:  Dennis Block